UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TZP Strategies Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G91595101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons TZPS SPAC Holdings LLC (the “Sponsor”)
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,354,167(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,354,167 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,354,167 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.0%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 251773). These also include the 5,166,667 private placement warrants each to purchase a Class A ordinary share for $11.50 (the “private warrants”). The shares reported above are held in the name of the Sponsor. The Sponsor is controlled by TZP Group Holdings, LP, which is controlled by Mr. Katz.

(2)

Based on 28,750,000 Class A ordinary shares issued and outstanding as of December 29, 2021 as reported in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 29, 2021 and assuming the conversion of all Class B ordinary shares and exercise of all of the private warrants held by the reporting persons.

1.	Names of Reporting Persons TZP Group Holdings, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,354,167(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,354,167 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,354,167 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 251773). These also include the 5,166,667 private placement warrants each to purchase a Class A ordinary share for $11.50 (the “private warrants”). The shares reported above are held in the name of the Sponsor. The Sponsor is controlled by TZP Group Holdings, LP, which is controlled by Mr. Katz.

(2)

Based on 28,750,000 Class A ordinary shares issued and outstanding as of December 29, 2021 as reported in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 29, 2021 and assuming the conversion of all Class B ordinary shares and exercise of all of the private warrants held by the reporting persons.

1.	Names of Reporting Persons Samuel L. Katz
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,354,167(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,354,167 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,354,167 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.0%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 251773). These also include the 5,166,667 private placement warrants each to purchase a Class A ordinary share for $11.50 (the “private warrants”). The shares reported above are held in the name of the Sponsor. The Sponsor is controlled by TZP Group Holdings, LP, which is controlled by Mr. Katz.

(2)

Based on 28,750,000 Class A ordinary shares issued and outstanding as of December 29, 2021 as reported in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 29, 2021 and assuming the conversion of all Class B ordinary shares and exercise of all of the private warrants held by the reporting persons.

Item 1(a).	Name of Issuer

TZP Strategies Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

7 Times Square, Suite 4307

New York, New York 10036

Item 2(a).	Names of Persons Filing

This statement is filed by the entities listed below, all of whom are referred to herein as the “Reporting Persons”:

(i)	TZPS SPAC Holdings LLC

(ii)	TZP Group Holdings, L.P.

(iii)	Samuel Katz

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

7 Times Square, Suite 4307

New York, New York 10036

Item 2(c).	Citizenship

TZPS SPAC Holdings, LLC is a limited liability company formed in the Cayman Islands. TZP Group Holdings, L.P. is a limited partnership formed in the Cayman Islands. Mr. Katz is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

The Class A ordinary shares are the class of common equity of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer). The reporting persons also own the private warrants.

Item 2(e).	CUSIP Number

G91595101.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 7,162,500 the Issuer’s Class B ordinary shares, representing 20.0% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the Class B ordinary shares. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251773).

The percentage of the Class B ordinary shares held by the Reporting Persons is Based on 28,750,000 Class A ordinary shares issued and outstanding as of December 28, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 28, 2021 and assuming the conversion of all Class B ordinary shares and exercise of all of the private warrants.

TZPS SPAC Holdings LLC is the record holder of the shares reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

TZPS SPAC HOLDINGS LLC

By:	/s/ Samuel Katz
Name: Samuel Katz
Title: Chief Executive Officer

TZP GROUP HOLDINGS, LP

By: TZP Group Holdings GP, LLC, its general partner

By:	/s/ Samuel Katz
Name: Samuel Katz
Title: Managing Member

By:	/s/ Samuel Katz
Name: Samuel Katz